AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements
(Unaudited)

For the three months ended June 30, 2024 and 2023
(in Canadian Dollars)

Note 1	Nature of Operations	9	Note 11	Share-Based Compensation	18
Note 2	Material Accounting Policies and Judgments	9	Note 12	Income (Loss) per share	20
Note 3	Biological Assets	11	Note 13	Supplemental Cash Flow Information	21
Note 4	Inventory	12	Note 14	Commitments and Contingencies	21
Note 5	Property, Plant and Equipment	13	Note 15	Revenue	23
Note 6	Assets and Liabilities Held for Sale and Discontinued Operations	14	Note 16	Segmented Information	24
Note 7	Intangible Assets and Goodwill	15	Note 17	Fair Value of Financial Instruments	25
Note 8	Loans and Borrowings	16	Note 18	Financial Instruments Risk	25
Note 9	Lease Liabilities	17	Note 19	Subsequent Events	26
Note 10	Share Capital	17

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2024 and March 31, 2024
(Amounts reflected in thousands of Canadian dollars)

	Note	June 30, 2024	March 31, 2024
		$	$
Assets
Current
Cash and cash equivalents		115,487	113,439
Restricted cash	13	66,680	65,782
Accounts receivable	18(a)	30,629	45,411
Marketable securities		—	4,036
Derivative asset		881	760
Biological assets	3	36,204	42,774
Inventory	4	165,754	143,602
Prepaids and other current assets		9,443	9,402
Assets held for sale	6(a)	14,288	1,399
		439,366	426,605

Property, plant and equipment	5	283,729	294,324
Deposits and other long-term assets		11,080	12,028
Lease receivable		5,917	6,343
Intangible assets	7	40,738	40,850
Goodwill	7	43,180	43,180
Deferred tax assets		14,679	15,343
Total assets		838,689	838,673

Liabilities
Current
Accounts payable and accrued liabilities	18(b)	51,883	58,563
Income taxes payable	18(b)	2,041	1,547
Deferred revenue		1,852	1,687
Loans and borrowings	8	49,209	52,361
Lease liabilities	9	4,817	4,856
Provisions		5,795	5,606
Liabilities held for sale	6(a)	1,206	—
		116,803	124,620

Loans and borrowings	8	3,172	4,898
Lease liabilities	9	44,906	42,676
Derivative liabilities	10(c), 11(e), 17	2,920	2,309
Other long-term liability	17	50,954	46,110
Deferred tax liability		17,591	16,190
Total liabilities		236,346	236,803

Shareholders’ equity
Share capital	10	6,973,550	6,971,416
Reserves		162,623	162,351
Accumulated other comprehensive loss		(208,298)	(206,058)
Deficit		(6,366,257)	(6,367,936)
Total equity attributable to Aurora Cannabis Inc. shareholders		561,618	559,773
Non-controlling interests		40,725	42,097
Total equity		602,343	601,870
Total liabilities and equity		838,689	838,673
Nature of Operations (Note 1)
Commitments and Contingencies (Note 14)
Subsequent Event (Note 19)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Income (loss) and Comprehensive Income (Loss)
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended June 30,
	Note	2024	2023(1)
		$	$
Revenue	15	92,037	81,198
Excise taxes	15	(8,602)	(6,466)
Net revenue		83,435	74,732

Cost of sales	4	53,310	60,133
Gross profit before fair value adjustments		30,125	14,599

Changes in fair value of inventory and biological assets sold	3, 4	33,048	17,452
Unrealized gain on changes in fair value of biological assets	3	(47,469)	(28,873)
Gross profit		44,546	26,020

Expense
General and administration		22,524	21,349
Sales and marketing		14,024	12,670
Acquisition costs		1,001	226
Research and development		987	1,101
Depreciation and amortization	5, 7	2,114	2,814
Share-based compensation	11	3,019	2,281
		43,669	40,441

Income (loss) from operations		877	(14,421)

Other income (expenses)
Interest and other income		3,346	3,351
Finance and other costs		(1,736)	(5,208)
Foreign exchange gain (loss)		1,843	(3,450)
Other gains		3,500	59
Restructuring charges		—	(432)
Impairment of property, plant and equipment	5, 6(a)	(129)	—
		6,824	(5,680)

Income (loss) before taxes		7,701	(20,101)

Income tax recovery (expense)
Current		(821)	(215)
Deferred, net		(2,036)	119
		(2,857)	(96)

Net income (loss) from continuing operations		4,844	(20,197)
Net income (loss) from discontinued operations, net of tax	6(b)	304	(8,134)

Net income (loss)		5,148	(28,331)
The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been adjusted due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Income (loss) and Comprehensive Income (Loss)
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)
(Continued)

		Three months ended June 30,
	Note	2024	2023(1)
		$	$
Net income (loss) from continuing operations		4,844	(20,197)
Net income (loss) from discontinued operations, net of tax	6(b)	304	(8,134)
Net income (loss)		5,148	(28,331)
Other comprehensive loss (“OCI”) that will not be reclassified to net loss

Other comprehensive income (loss) that may be reclassified to net loss
Foreign currency translation gain (loss)		(2,240)	1,829
Total other comprehensive gain (loss)		(2,240)	1,829

Comprehensive income (loss) from continuing operations		2,604	(18,368)
Comprehensive income (loss) from discontinued operations		304	(8,134)
Comprehensive income (loss)		2,908	(26,502)

Net income (loss) from continuing operations attributable to:
Aurora Cannabis Inc.		6,216	(18,764)
Non-controlling interests		(1,372)	(1,433)

Net income (loss) from discontinued operations attributable to:
Aurora Cannabis Inc.	6(b)	304	(8,134)
Non-controlling interests		—	—

Comprehensive income (loss) attributable to:
Aurora Cannabis Inc.		4,280	(25,069)
Non-controlling interests		(1,372)	(1,433)

Income (loss) per share - basic and diluted
Continuing operations	12	$0.12	($0.53)
Discontinued operations	12	$0.01	($0.23)
Total operations	12	$0.13	($0.76)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been adjusted due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Three months ended June 30, 2024
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares Issued	Convertible Notes	Change in Ownership Interest	Obligation to Issue Shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2024		54,545,797	6,971,416	217,498	27,667	419	(86,800)	3,567	162,351	(209,866)	18,919	208	(15,319)	(206,058)	(6,367,936)	42,097	601,870
Share issued under RSU, PSU and DSU plans	10(b)	103,724	2,134	(2,161)	—	—	—	—	(2,161)	—	—	—	—	—	—	—	(27)
Share-based compensation	11	—	—	2,433	—	—	—	—	2,433	—	—	—	—	—	—	—	2,433
Put option liability		—	—	—	—	—	—	—	—	—	—	—	—	—	(4,841)	—	(4,841)
Comprehensive income (loss) for the period		—	—	—	—	—	—	—	—	—	—	—	(2,240)	(2,240)	6,520	(1,372)	2,908
Balance, June 30, 2024		54,649,521	6,973,550	217,770	27,667	419	(86,800)	3,567	162,623	(209,866)	18,919	208	(17,559)	(208,298)	(6,366,257)	40,725	602,343

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Three months ended June 30, 2023
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares(1)	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Obligation to issue shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2023		34,526,931	6,841,234	212,340	27,667	419	(86,800)	414	154,040	(214,599)	18,919	208	(16,893)	(212,365)	(6,296,833)	31,061	517,137
Shares issued under equity financing		2,127,212	15,687	—	—	—	—	(414)	(414)	—	—	—	—	—	—	—	15,273
Share issuance costs		—	(548)	—	—	—	—	—	—	—	—	—	—	—	—	—	(548)
Deferred tax on share issuance costs		—	(120)	—	—	—	—	—	—	—	—	—	—	—	—	—	(120)
Exercise of RSUs, PSUs, and DSUs	11(a)	146	2	(2)	—	—	—	—	(2)	—	—	—	—	—	—	—	—
Share-based payments	10(c)	—	—	2,050	—	—	—	—	2,050	—	—	—	—	—	—	—	2,050
Share-based compensation	11	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,930)	—	(1,930)
Change in ownership interests in subsidiaries	11(a)(b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,572	2,572
Comprehensive loss for the period		—	—	—	—	—	—	—	—	—	—	—	1,829	1,829	(26,898)	(1,433)	(26,502)
Balance, June 30, 2023		36,654,289	6,856,255	214,388	27,667	419	(86,800)	—	155,674	(214,599)	18,919	208	(15,064)	(210,536)	(6,325,661)	32,200	507,932
(1) Comparative information has been adjusted due to 1:10 reverse stock split.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Cash Flows
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars)

		Three months ended June 30,
	Note	2024	2023(1)
		$	$
Operating activities
Net income (loss) from continuing operations		4,844	(20,197)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	3	(47,469)	(28,873)
Changes in fair value of inventory and biological assets sold	4	33,048	17,452
Depreciation of property, plant and equipment	5	5,633	9,679
Amortization of intangible assets	7	107	245
Share-based compensation	11	3,019	2,281
Impairment of property, plant and equipment	5, 6(a)	129	—
Net interest accrual and accretion		713	3,670
Deferred tax recovery		2,036	(231)
Other losses (gains)		(2,521)	(112)
Foreign exchange loss (gain)		(2,313)	2,129
Deferred compensation amortization		952	952
Cash used in operating activities from continuing operations before changes in non-cash working capital		(1,822)	(13,005)
Changes in non-cash working capital	13	10,682	3,814
Net cash provided by (used in) operating activities from continuing operations		8,860	(9,191)
Net cash used in operating activities from discontinued operations		(485)	(2,046)
Net cash provided by (used) in operating activities		8,375	(11,237)

Investing activities
Proceeds from disposal of marketable securities		4,700	—
Purchase of property, plant and equipment and intangible assets	5	(5,153)	(4,297)
Proceeds from disposal of property, plant and equipment and assets held for sale	6(a)	1,267	2,394
Net cash used in investing activities from discontinued operations		—	(255)
Net cash provided by (used) in investing activities		814	(2,158)

Financing activities
Proceeds from loans and borrowings	8	671	—
Repayment of loans and borrowings	8	(5,593)	(516)
Repayment of convertible debenture		—	(61,867)
Net payments of principal portion of lease liabilities	9	(1,384)	(1,438)
Shares issued for cash, net of issuance costs		—	1,722
Net cash used in financing activities from discontinued operations		—	(89)
Net cash used in financing activities		(6,306)	(62,188)
Effect of foreign exchange on cash and cash equivalents		63	(1,749)
Increase (decrease) in cash and cash equivalents		2,946	(77,332)
Increase (decrease) in restricted cash	13	(898)	245
Cash and cash equivalents, beginning of period		113,439	234,942
Cash and cash equivalents, end of period		115,487	157,855
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

(1) Comparative information has been adjusted due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1    Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P1”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 1V8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, New Zealand, the Caribbean, South America and Israel.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., a key supplier of propagated vegetables and ornamental plants in North America.

Note 2    Material Accounting Policies and Judgments

(a)    Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), and International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies (Note 2(d)). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these condensed consolidated interim financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended March 31, 2024, including the accompanying notes thereto.

(b)    Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert control over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The condensed consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries during the three months ended June 30, 2024 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
Bevo Agtech Inc. (“Bevo”)	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar
Indica Industries Pty Ltd. (“MedReleaf Australia”)	100%	Australian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the condensed consolidated interim financial statements, are not material and have not been reflected in the table above.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c) Discontinued Operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have an impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed consolidated interim financial statements and the notes to the condensed consolidated interim financial statements, unless otherwise noted, and are presented net of tax in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the current and comparative periods. Refer to Note 6(b) Discontinued Operations.

(d)    Adoption of New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company has applied the amendments effective April 1, 2024, retrospectively and it did not impact the classification of current on non-current liabilities.

(e) New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.
IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information

This standard sets out overall requirements with the objective to require an entity to disclose information about its sustainability related risks and opportunities that is useful to the primary users of general purpose financial reports in making decisions relating to providing resources to the entity. The standard applies for annual reporting periods beginning on or after January 1, 2025. The Company will continue to assess the impact of this standard.

IFRS S2 Climate-related Disclosures

This standard sets out to require an entity to disclose information about its climate-related risks and opportunities that is useful to primary users of general purpose financial reports in making decisions relating to providing resources to the entity. The standard applies for annual reporting periods beginning on or after January 1, 2025. The Company will continue to assess the impact of this standard.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 3    Biological Assets

The following is a breakdown of biological assets:

	June 30, 2024	March 31, 2024
	$	$
Indoor cannabis production facilities	23,356	21,522
Plant propagation production facilities	12,650	21,252
Outdoor cannabis production facilities	198	—
	36,204	42,774

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, March 31, 2024	42,774
Production costs capitalized	27,068
Sale of biological assets	(22,617)
Foreign currency translation	2
Changes in fair value less cost to sell due to biological transformation	47,469
Transferred to inventory upon harvest	(58,492)
Balance, June 30, 2024	36,204

During the three months ended June 30, 2024, biological assets expensed to cost of sales of $22.6 million (three months ended June 30, 2023 – $14.6 million) included $3.9 million (three months ended June 30, 2023 – $1.7 million) related to the changes in fair value of biological assets sold.

a) Indoor cannabis production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	June 30, 2024	March 31, 2024		June 30, 2024	March 31, 2024
Average selling price per gram	$6.10	$4.88	Increase or decrease of $1.00 per gram	$4,603	$5,490
Weighted average yield (grams per plant)	68.61	68.61	Increase or decrease by 5 grams per plant	$1,671	$1,538
Weighted average effective yield	100%	100%	Increase or decrease by 5%	$1,149	$1,057
Cost per gram to complete production	$1.05	$0.99	Increase or decrease of $1.00 per gram	$4,711	$5,619

As of June 30, 2024, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $4.88 per gram (March 31, 2024 – $3.76 per gram).

During the three months ended June 30, 2024, the Company’s indoor cannabis biological assets produced 11,744 kilograms of dried cannabis, (June 30, 2023 – 9,585 kilograms).

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	June 30, 2024	March 31, 2024		June 30, 2024	March 31, 2024
Average selling price per floral/bedding plant	$6.18	$7.77	Increase or decrease by 10%	$1,007	$2,360
Average stage of completion in the production process	47%	59%	Increase or decrease by 10%	$837	$3,464

As of June 30, 2024, the weighted average fair value less cost to complete and cost to sell per propagation plant was $2.12 per plant (March 31, 2024 – $2.87).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 4    Inventory

The following is a breakdown of inventory:

	June 30, 2024			March 31, 2024
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	44,764	39,868	84,632	25,977	32,519	58,496
Finished goods	22,770	20,401	43,171	34,871	10,782	45,653
	67,534	60,269	127,803	60,848	43,301	104,149
Extracted cannabis
Work-in-process	8,725	3,438	12,163	8,674	4,428	13,102
Finished goods	9,181	496	9,677	8,749	590	9,339
	17,906	3,934	21,840	17,423	5,018	22,441

Supplies and consumables	14,395	—	14,395	14,987	—	14,987

Merchandise and accessories	1,716	—	1,716	2,025	—	2,025

Ending balance	101,551	64,203	165,754	95,283	48,319	143,602

During the three months ended June 30, 2024, inventory expensed to cost of sales was $63.7 million (three months ended June 30, 2023 – $63.0 million), which included $29.1 million (three months ended June 30, 2023 – $15.8 million) related to the changes in fair value of inventory sold.
During the three months ended June 30, 2024, the Company recognized $15.8 million in inventory provisions (three months ended June 30, 2023 – $18.4 million) consisting of cost of sales of $2.1 million (three months ended June 30, 2023 – $8.0 million) and changes in fair value of inventory sold of $13.7 million (three months ended June 30, 2023 – $10.4 million).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5    Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	June 30, 2024				March 31, 2024
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	43,967	—	—	43,967	43,914	—	—	43,914
Buildings	236,555	(101,030)	—	135,525	242,052	(97,885)	(300)	143,867
Construction in progress	30,040	(6)	—	30,034	26,330	—	(645)	25,685
Computer software & equipment	31,352	(30,275)	—	1,077	31,333	(30,135)	—	1,198
Furniture & fixtures	7,414	(6,290)	—	1,124	7,900	(6,444)	—	1,456
Production & other equipment	146,121	(108,495)	(129)	37,497	154,042	(106,370)	(202)	47,470
Total owned assets	495,449	(246,096)	(129)	249,224	505,571	(240,834)	(1,147)	263,590

Right-of-use leased assets
Land	13,890	(1,665)	—	12,225	13,890	(1,601)	—	12,289
Buildings	39,358	(17,397)	—	21,961	37,252	(16,640)	(2,512)	18,100
Production & other equipment	5,332	(5,013)	—	319	5,290	(4,945)	—	345
Total right-of-use lease assets	58,580	(24,075)	—	34,505	56,432	(23,186)	(2,512)	30,734
Total property, plant and equipment	554,029	(270,171)	(129)	283,729	562,003	(264,020)	(3,659)	294,324

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, March 31, 2024	Additions	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, June 30, 2024
Owned assets
Land	43,914	—	—	—	—	—	53	43,967
Buildings	143,867	37	—	(5,093)	(3,150)	—	(136)	135,525
Construction in progress	25,685	4,879	—	(532)	—	—	2	30,034
Computer software & equipment	1,198	41	—	(3)	(157)	—	(2)	1,077
Furniture & fixtures	1,456	8	(12)	(205)	(127)	—	4	1,124
Production & other equipment	47,470	111	(55)	(7,207)	(2,771)	(129)	78	37,497
Total owned assets	263,590	5,076	(67)	(13,040)	(6,205)	(129)	(1)	249,224

Right-of-use leased assets
Land	12,289	—	—	—	(64)	—	—	12,225
Buildings	18,100	5,991	(562)	(835)	(758)	—	25	21,961
Production & other equipment	345	57	—	—	(83)	—	—	319
Total right-of-use lease assets	30,734	6,048	(562)	(835)	(905)	—	25	34,505
Total property, plant and equipment	294,324	11,124	(629)	(13,875)	(7,110)	(129)	24	283,729
(1)Includes reclassification of construction in progress cost when associated projects are complete and transfers to assets held for sale (Note 6).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized to inventory and is expensed to cost of sales upon the sale of goods. During the three months ended June 30, 2024, the Company recognized $7.1 million (three months ended June 30, 2023 – $9.8 million) of depreciation expense of which $4.4 million (three months ended June 30, 2023 – $5.4 million) was reflected in cost of sales.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 6    Assets and Liabilities Held for Sale and Discontinued Operations

(a)    Assets and Liabilities Held for Sale

Assets held for sale are comprised of the following:

Total
Balance, March 31, 2024	1,399
Additions	14,089
Proceeds from disposal	(1,200)
Balance, June 30, 2024	14,288
(1) The loss on disposal is recognized in other gains (losses) in the consolidated statements of loss and comprehensive loss.

During the three months ended June 30, 2024, the Company made a formal decision to exit from its operations in Uruguay that is operated through its wholly-owned subsidiary ICC Labs Inc. (“ICC”). Accordingly, ICC’s property, plant and equipment were reclassified to assets held for sale. In connection with right-of-use assets classified as assets held for sale, the related lease liability of $1.2 million was classified as liabilities held for sale.

(b)    Discontinued Operations

In connection with the closures of the Aurora Nordic facility, Reliva, the dissolution of its partnership in Growery B.V., and the decision to exit its ICC operations in Uruguay, the Company has reported these former cash generating units as discontinued operations.

The following table summarizes the Company's condensed consolidated interim discontinued operations for the respective periods:

	Three months ended June 30,	Three months ended June 30,
	2024	2023
Revenue	199	456

Cost of sales (recovery)	(304)	3,931

Changes in fair value of inventory and biological assets sold	—	363
Unrealized loss (gain) on changes in fair value of biological assets	—	764
Gross profit	503	(4,602)

Expense	264	1,012
Other expenses (income)	(65)	158
Income taxes (recovery)	—	(49)
Loss on disposal of discontinued operations	—	2,411
	199	3,532
Net income (loss) from discontinued operations	304	(8,134)

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7    Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	June 30, 2024			March 31, 2024
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	42,529	(37,419)	5,110	42,439	(37,349)	—	5,090
Permits and licenses	43,386	(43,319)	67	54,002	(43,305)	(10,652)	45
Patents	985	(794)	191	982	(793)	—	189
Intellectual property and know-how	52,590	(52,590)	—	52,590	(52,590)	—	—
Software	17,234	(16,522)	712	18,661	(16,408)	(1,504)	749
Indefinite life intangible assets:
Brand	7,500	—	7,500	28,200	—	(20,700)	7,500
Permits and licenses	27,158	—	27,158	27,277	—	—	27,277
Total intangible assets	191,382	(150,644)	40,738	224,151	(150,445)	(32,856)	40,850
Goodwill	43,180	—	43,180	43,180	—	—	43,180
Total	234,562	(150,644)	83,918	267,331	(150,445)	(32,856)	84,030

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, March 31, 2024	Additions	Other	Amortization	Foreign currency translation	Balance, June 30, 2024
Definite life intangible assets:
Customer relationships	5,090	—	90	(70)	—	5,110
Permits and licenses	45	—	35	(13)	—	67
Patents	189	—	—	—	2	191
Software	749	77	(90)	(24)	—	712
Indefinite life intangible assets:
Brand	7,500	—	—	—	—	7,500
Permits and licenses	27,277	—	(138)	—	19	27,158
Total intangible assets	40,850	77	(103)	(107)	21	40,738
Goodwill	43,180	—	—	—	—	43,180
Total	84,030	77	(103)	(107)	21	83,918
Goodwill arising from business combinations were allocated to the Cannabis segment and Plant Propagation segment for $24.5 million and $18.7 million, respectively (March 31, 2024 – $24.5 million and $18.7 million).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8    Loans and Borrowings
On August 25, 2022, through the acquisition of a controlling interest of 50.1% in Bevo, the Company acquired the loans under Bevo’s credit facility (the “Credit Agreement”). The credit agreement includes two term loans (“Term Facility 1” and “Term Facility 2”) of $52.6 million and a revolver of $18.0 million.

The changes in the carrying value of current and non-current credit facilities are as follows:

Credit facilities
Balance, March 31, 2024	57,259
Drawings	671
Interest accretion	44
Principal repayments	(5,593)
Balance, June 30, 2024	52,381
Current portion	(49,209)
Long-term portion	3,172
Term Facility 1

Term Facility 1 represents the three tranches of advances which are now consolidated and have been fully drawn upon. The Company makes quarterly principal payments of $0.5 million. Any remaining principal balance will be due at maturity on January 21, 2025. As at June 30, 2024, the total amount drawn from Term Facility 1 was $35.0 million (March 31, 2024 – $35.5 million) with a borrowing rate of 8.3%.
Term Facility 2
On October 20, 2023, the Company entered into another amendment to the Credit Agreement to include an additional term loan (“Term Facility 2”) with multiple advances for up to $16.0 million and a maturity date of October 20, 2026, specifically to fund capital expansion. As at June 30, 2024, the total amount drawn from Term Facility 2 was $3.2 million (March 31, 2024 – $2.8 million) with a borrowing rate of 8.3%.
Revolver

The revolver provides available aggregate borrowings of up to $18.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. As at June 30, 2024, the total amount drawn from the revolver was $11.7 million (March 31, 2024 – $16.8 million), with a borrowing rate of 8.3%.
Creditor Agreement

On March 18, 2024, the Company entered into an unsecured Pari Passu Creditor Agreement (“Creditor Agreement”) with Bevo, in which participating shareholders of Bevo provided funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million and bears interest at a rate of 14.0% per annum. The principal and accrued interest are due on May 31, 2025. The Company advanced funds of $2.5 million, which are eliminated upon consolidation.
Total undiscounted loans and borrowings principal repayments as at March 31, 2025 are as follows:

$
Next 12 months	49,209
Over 1 year to 3 years	3,172
Total long-term debt repayments	52,381
During the three months ended June 30, 2024, total interest expense for loans and borrowings of $3.3 million (three months ended June 30, 2023 – $0.8 million) was recognized as finance and other costs in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). Accrued interest of $0.1 million (March 31, 2024 - nil) is recorded in accounts payable and accrued liabilities on the consolidated statements of financial position.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9    Lease Liabilities

The changes in the carrying value of current and non-current lease liabilities are as follows:

Balance, March 31, 2024	47,532
Lease additions	6,048
Lease payments	(2,134)
Transfer to liabilities held for sale(1)	(1,248)
Lease modifications	(1,250)
Interest accretion	775
Balance, June 30, 2024	49,723
Current portion	(4,817)
Long-term portion	44,906
(1)Refer to Note 6(a) Assets and Liabilities Held for Sale.

Note 10    Share Capital

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value.
ii.Unlimited number of Class “A” Shares each with a par value of $1.00.
iii.Unlimited number of Class “B” Shares each with a par value of $5.00.

(b)     Shares Issued and Outstanding

At June 30, 2024, 54,649,521 Common Shares (March 31, 2024 – 54,545,797) were issued and outstanding. As at June 30, 2024, no Class “A” Shares and no Class “B” Shares were issued and outstanding.

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted Average Exercise Price
	#	$
Balance, March 31, 2024	7,074,348	432.39
Expired	(3,159)	1,124.60
Balance, June 30, 2024	7,071,189	432.40

The following summarizes the warrant derivative liabilities:

		U.S.$ equivalent
	June 2022 Offering	June 2022 Offering
	$	$
Balance, March 31, 2024	476	353
Unrealized gain on derivative liability	5	—
Balance, June 30, 2024	481	353

The following table summarizes the warrants that remain outstanding as at June 30, 2024:

Exercise Price ($)	Expiry Date	Warrants (#)
43.79 – 418.80 (1)	July 23, 2024 - November 30, 2025	7,069,819
1,160.89 (1)	August 22, 2024	1,370
		7,071,189

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11    Share-Based Compensation

(a)     Stock Options

A summary of stock options outstanding is as follows:

	Stock options (#)	Weighted average exercise price ($)
Balance, March 31, 2024	1,186,824	104.90
Granted	732,253	7.59
Expired	(3,895)	1,289.10
Balance, June 30, 2024	1,915,182	65.28

The following table summarizes the stock options that are outstanding as at June 30, 2024:

Exercise Price ($)	Expiry Date	Weighted average remaining life	Options outstanding (#)	Options exercisable (#)
7.59 - 23.80	May 31, 2027 - June 24, 2029	4.28	1,688,124	348,656
48.60 - 272.40	January 10, 2025 - February 28, 2027	1.83	153,633	132,620
565.20 - 949.20	August 28, 2024 - November 13, 2024	0.22	73,175	73,176
1,124.40	July 12, 2024	0.03	250	250
			1,915,182	554,702

During the three months ended June 30, 2024, stock option expense of $0.8 million (three months ended June 30, 2023 – $0.5 million) was recognized in share-based compensation on the condensed consolidated interim statement of income (loss) and comprehensive income (loss). The stock options have a service requirement of three years and are amortized on an accelerated basis over that period and expire after five years.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended June 30, 2024	Three months ended June 30, 2023
Risk-free annual interest rate (1)	3.80%	4.34%
Expected annual dividend yield	—%	—%
Expected stock price volatility (2)	80.82%	85.06%
Expected life of options (years) (3)	2.55	2.67
Forfeiture rate	11.22%	19.63%
Weighted Average Value	$3.85	$4.10
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the average historical volatilities of the Company and certain companies in the same industry.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding.

(b)     Restricted Share Units (“RSU”)

A summary of the RSUs outstanding are as follows:

RSUs
#
Balance, March 31, 2024	797,689
Granted	375,815
Vested	(112,077)
Forfeited	(9,262)
Balance, June 30, 2024	1,052,165

During the three months ended June 30, 2024, RSU expense of $1.2 million (three months ended June 30, 2023 – $1.3 million) was recognized in share-based compensation on the consolidated statements of income (loss) and comprehensive income (loss). The RSUs have a service requirement of three years and are amortized on an accelerated basis over that period and expire after three years.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)     Deferred Share Units (“DSU”)

At the Company’s Annual General and Special Meeting held on November 30, 2018, shareholders approved the adoption of the DSU Plan, which was most recently amended and approved by shareholders at the 2022 AGM to change the limit from a fixed maximum plan to a rolling plan, subject to a global limit of 7.5% of the Company’s issues and outstanding Common Shares under all equity compensation plans in aggregate, and a rolling limit for all full value award plans of the Company of 4.0%, which includes RSU, PSU and DSU plans. Under the terms of the DSU plan, non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for period of 90 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) common shares purchased in the open market; or (iv) any combination of the foregoing.

DSUs
#
Balance, March 31, 2024	277,206
Issued	42,015
Balance, June 30, 2024	319,221

During the three months ended June 30, 2024, DSU expense of $0.3 million (three months ended June 30, 2023 – $0.3 million) was recognized in share-based compensation on the consolidated statements of income (loss) and comprehensive income (loss). The DSUs vest immediately upon issuance and have no expiry date.

(d)     Performance Share Units (“PSUs”)

A summary of the PSUs outstanding is as follows:

PSUs
#
Balance, March 31, 2024	700,880
Granted(1)	593,209
Cancelled	(7,812)
Balance, June 30, 2024	1,286,277
(1)Includes PSUs issued under cash settlement plan Note 11(e).

During the three months ended June 30, 2024, PSU expense of $0.7 million (three months ended June 30, 2023 – $0.2 million) was recognized in share-based compensation on the consolidated statements of income (loss) and comprehensive income (loss). The PSUs have a three years cliff vesting structure and are amortized completely in the third year and expire after three years.

PSUs granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended June 30,	Three months ended June 30,
	2024	2023
Risk-free annual interest rate (1)	3.75%	4.76%
Dividend yield	—%	—%
Expected stock price volatility (2)	90.65%	90.65%
Expected stock price volatility of peer group (2)	91.51%	91.51%
Expected life of options (years) (3)	3	3
Forfeiture rate	15.14%	12.45%
Equity correlation against peer group (4)	39.14%	39.14%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the three months ended June 30, 2024 was $9.63 per unit (three months ended June 30, 2023 – $8.75 per unit).

(e) Cash Settled DSUs and PSUs

During the three months ended June 30, 2024, the Company issued 42,015 DSUs and 462,547 PSUs (three months ended June 30, 2023 – DSUs 29,605 and nil PSUs) that will be settled in cash, pursuant to the Performance Share Unit and Restricted Share Unit Long-Term Cash

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Settled Plan and Non-Employee Directors Deferred Share Unit Cash Plan, respectively. The DSUs and PSUs issued under these plans are included in the continuities above.

The DSUs subject to cash settlement are classified as a derivative liability. They are initially measured at fair value and recorded as a derivative liability in the consolidated statements of financial position. DSUs are issued in recognition of past service for Directors and are therefore are expensed immediately at fair value to share-based compensation expense in the consolidated statements of income (loss) and comprehensive income (loss). The DSUs are remeasured each reporting period with the difference going through share-based compensation expense. Upon settlement, the DSU’s are remeasured and the derivative liability is extinguished at the remeasured amount. During the three months ended, June 30, 2024, included in the DSUs expense the Company recognized $0.3 million (three months ended June 30, 2023 – $0.2 million) in share-based compensation expense on the condensed consolidated interim statement of income (loss) and comprehensive income (loss). As at June 30, 2024, the related derivative liability is $1.6 million (March 31, 2024 - $1.2 million).

The PSUs subject to cash settlement are classified as a derivative liability. They are initially measured at fair value using a Monte Carlo simulation model and recorded as a derivative liability in the consolidated statements of financial position. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are remeasured at fair value each reporting period with the change in value reflected in the share-based compensation expense. During the three months ended, June 30, 2024, included in the PSUs expense is $0.3 million (three months ended June 30, 2023 – nil) in share-based compensation expense in the consolidated statements of income (loss) and comprehensive income (loss). As at June 30, 2024, the related derivative liability is $0.9 million (March 31, 2024 - $0.6 million).

Note 12    Income (Loss) Per Share

The following is a reconciliation of basic and diluted income income (loss) per share:

	Three months ended June 30,	Three months ended June 30,
	2024	2023
Net income (loss) from continuing operations attributable to Aurora shareholders	$6,216	($18,764)
Net income (loss) from discontinued operations attributable to Aurora shareholders	$304	($8,134)
Net income (loss) attributable to Aurora shareholders	$6,520	($26,898)

Weighted average number of Common Shares outstanding	51,721,790	35,355,862

Basic income (loss) per share, continuing operations	$0.12	($0.53)
Basic income (loss) per share, discontinued operations	$0.01	($0.23)
Basic income (loss) per share	$0.13	($0.76)

Diluted income (loss) per share is the same as basic loss per share as the issuance of shares on the exercise of, RSU, DSU, PSU, warrants and share options are anti-dilutive.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended June 30,	Three months ended June 30,
	2024	2023
	$	$
Accounts receivable	17,822	8,242
Biological assets	(4,451)	(4,337)
Inventory	5,377	15,844
Prepaid and other current assets	(44)	(1,653)
Accounts payable and accrued liabilities	(8,869)	(14,825)
Income taxes payable	494	285
Deferred revenue	165	195
Provisions	188	—
Other current liabilities	—	63
Changes in non-cash working capital	10,682	3,814

Additional supplementary cash flow information is as follows:

	Three months ended June 30,	Three months ended June 30,
	2024	2023
	$	$
Property, plant and equipment in accounts payable	—	(2,060)
Right-of-use asset additions	6,048	—
Amortization of prepaids	3,039	4,984
Interest paid	1,187	2,416
Interest received	(2,501)	(863)
Included in restricted cash as of June 30, 2024 is $3.4 million (March 31, 2024 – $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, $0.8 million (March 31, 2024 – $0.8 million) related to the MedReleaf Australia acquisition, $22.7 million (March 31, 2024 – $22.7 million) for self-insurance, $0.1 million (March 31, 2024 – $0.1 million) attributed to international subsidiaries, and $39.6 million (March 31, 2024 – $38.8 million) of funds reserved for the segregated cell program for insurance coverage.

Note 14    Commitments and Contingencies

(a)Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. Mediation was held and a tentative settlement was reached on March 4, 2024. The proposed settlement must now be approved by a court.

On June 16, 2020, the Company and its subsidiary, ACE, were named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On June 15, 2020, a claim was commenced by a party to a former term sheet with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Plaintiff and Defendant have each prepared factums for a leave application. Prior to the hearing, Defendants filed a request for adjournment and leave to amend their pleadings. The amended Statement of Claim was filed on March 8, 2024. The Company has filed a motion to strike the amendment. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Plaintiffs brought an Application seeking summary judgment as against the Company and the Company has filed Affidavit evidence in response. Cross-examinations for the Company’s affiants and for Plaintiff’s affiant have been completed. While this matter is ongoing, the Company intends to continue to defend against the claims.

On November 1, 2022, a claim was commenced by a former employee of Aurora against Aurora Cannabis Enterprises Inc. and another former employee of Aurora (the “Defendant Employee”). The plaintiffs claim that the Defendant Employee entered a lease for a property owned by the plaintiffs in January 2017 and states that Aurora was a guarantor for the Defendant Employee. The claim states that the Defendant Employee left the property and caused damage. The plaintiffs further claim outstanding rent and legal fees. There is no record of any documentation of Aurora being a party to any such relationship. Plaintiffs have received a summary judgment against the Defendant Employee and will now attempt to recover their judgment against the Defendant Employee. Plaintiffs will then decide whether to pursue the indemnity claim against the Company. The Company disputes the allegations and intends to defend against the claims.

On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in a purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The statement of claim was served upon the Company on November 22, 2022 and a statement of defence was filed and served. On January 24, 2024, the plaintiff’s delivered their motion record regarding class certification. We anticipate that a certification hearing will not be held before March 2025.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at June 30, 2024 the Company has recognized total provisions of $0.3 million (March 31, 2024 – $2.3 million) in provisions on the condensed consolidated interim statements of financial position.
(b)Commitments

The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 18(b) and loans and borrowing repayments in Note 8, the Company has $1.6 million in future capital commitments and purchase commitments payments, which are due over the next 12 months.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15    Revenue

The Company generates revenue from the transfer of goods and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of nil for the three months ended June 30, 2024 (three months ended June 30, 2023 – $0.6 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of June 30, 2024, the net return liability for the estimated variable consideration was nil (March 31, 2024 – $1.2 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three months ended June 30, 2024	Medical	Consumer	Bulk wholesale	Total Cannabis	Plant Propagation	Total
	$	$	$	$	$	$
Canada	27,117	11,533	1,620	40,270	2,615	42,885
Australia	9,160	—	—	9,160	—	9,160
Europe	10,735	—	—	10,735	—	10,735
U.S.	—	—	—	—	20,466	20,466
Other	189	—	—	189	—	189
Total net revenue	47,201	11,533	1,620	60,354	23,081	83,435

Three months ended June 30, 2023	Medical	Consumer	Other Cannabis(1)	Total Cannabis	Plant Propagation	Total
	$	$	$	$	$	$
Canada	25,440	12,842	371	38,653	1,846	40,499
Australia	5,476	—	—	5,476	—	5,476
Europe	10,399	—	—	10,399	—	10,399
U.S.	—	—	—	—	18,058	18,058
Other	300	—	—	300	—	300
Total net revenue	41,615	12,842	371	54,828	19,904	74,732

(1) Includes core and non-core wholesale bulk cannabis.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 16    Segmented Information

As at June 30, 2024, the Company had two reportable operating segments: (i) Cannabis and (ii) Plant Propagation. During the year ended March 31, 2024, the Company changed its internal management reporting which resulted in a change in the composition of the operating segments. The comparative periods have been restated to conform with the change in segment composition, consolidating the former Canadian and EU Cannabis operating segments.

Operating Segments	Cannabis	Plant Propagation	Corporate (1)	Total
	$	$	$	$
Three Months Ended June 30, 2024
Net revenue	60,354	23,081	—	83,435
Gross profit (loss) before fair value adjustments	27,332	3,517	(724)	30,125
Gross profit	45,401	(131)	(724)	44,546
Selling, general, and administrative expense	32,889	910	2,749	36,548
Income (loss) before taxes	13,015	(2,589)	(2,725)	7,701

Three Months Ended June 30, 2023
Net revenue	54,828	19,904	—	74,732
Gross profit (loss) before fair value adjustments	13,646	953	—	14,599
Gross profit	26,508	(488)	—	26,020
Selling, general and administrative expense	30,394	438	3,187	34,019
Loss before taxes	(3,483)	(383)	(16,235)	(20,101)
(1)Net income (loss) under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share-based compensation and financing expenditures relating to debt issuances are also included under Corporate.

Geographical Segments	Canada	EU	Australia	Uruguay	Total
	$	$	$	$	$
Non-current assets
June 30, 2024	295,552	29,179	39,907	14,089	378,727
March 31, 2024	308,816	29,368	38,197	14,001	390,382

Included in net revenue for the three months ended June 30, 2024 are net revenues of approximately $15.4 million from Customer G (three months ended June 30, 2023 - $13.9 million from Customer G) in the Plant Propagation segment, contributing 10 per cent or more to the Company’s net revenue.

Note 17    Fair Value of Financial Instruments
The carrying values of the financial instruments at June 30, 2024 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	115,487	—	115,487
Restricted cash	66,680	—	66,680
Accounts receivable, excluding sales taxes and lease receivable	27,053	—	27,053
Derivative asset	—	881	881
Lease receivable	8,172	—	8,172
Financial Liabilities
Accounts payable and accrued liabilities	51,883	—	51,883
Lease liabilities	49,723	—	49,723
Derivative liabilities	—	2,920	2,920
Loans and borrowings	52,381	—	52,381

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at June 30, 2024
Derivative asset		—	881	—	881
Other long term liability		594	—	50,360	50,954
Derivative liabilities	10(c), 11(e)	2,047	873	—	2,920

As at March 31, 2024
Marketable securities	—	4,036	—	—	4,036
Derivative asset		—	760	—	760
Other long term liability		591	—	45,519	46,110
Derivative liabilities	10(c), 11(e)	1,698	611	—	2,309

Other long term liability includes the put option arising from the acquisition of Bevo. The put option is valued using a Monte Carlo simulation. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at June 30, 2024, the present value of the amount payable on exercise of the put option was $50.4 million which is recorded in other long term liability in the consolidated statements of financial position. The change of $4.84 million is recorded in deficit in the consolidated statements of financial position.
Note 18    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the condensed consolidated interim statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $39.6 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2024, $17.1 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2024 – $22.8 million).

As at June 30, 2024, four customers made up 10% or more of trade accounts receivable (March 31, 2024 – two customers).

As at June 30, 2024, the provision for estimated credit losses is $1.1 million (March 31, 2024 – $1.3 million). During the three months ended June 30, 2024, the Company wrote off nil (March 31, 2024 – $2.1 million), and recognized a recovery of $0.2 million (June 30, 2023 – expense $0.2 million) recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

The Company’s aging of trade receivables, net was as follows:

	June 30, 2024	March 31, 2024
	$	$
0 – 60 days	16,149	33,239
61+ days	7,548	7,303
	23,697	40,542

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)     Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	June 30, 2024	March 31, 2024
	$	$
Trade payables	10,623	20,325
Accrued liabilities	19,592	20,097
Payroll liabilities	19,177	15,496
Excise tax payable	2,272	2,107
Income and sales tax payable	2,143	1,940
Other payables	117	145
	53,924	60,110

In addition to the commitments outlined in Note 14, the Company has the following undiscounted contractual obligations as at June 30, 2024, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	51,883	51,883	—	—	—
Lease liabilities (1)	100,403	8,367	23,331	15,898	52,807
Loans and borrowings	52,381	49,209	3,172	—	—
Capital commitments(2)	1,608	1,608	—	—	—
	206,275	111,067	26,503	15,898	52,807
(1)Includes interest payable until maturity date.
(2)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, convertible debenture repayment and lease payments. Our medium-term liquidity needs primarily relate lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of June 30, 2024, the Company has access to the following capital resources available to fund operations and obligations:

•$115.5 million cash and cash equivalents; and
•access to the 2023 Shelf Prospectus (as defined below). The Company currently has access to securities registered for sale under the 2023 Shelf Prospectus currently covering U.S.$650.0 million of issuable securities. Of the U.S.$650.0 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$225.3 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2022. Following the closing of the bought deal offering on October 3, 2023 and the expiration of warrants during the year approximately U.S.$396.4 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2023 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of $62.3 million relating to its self-insurance policy, if necessary.

Note 19    Subsequent Event

On July 31, 2024, the Company’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., entered into a commercial collaboration agreement with Cogent International Manufacturing Ltd. (“Cogent”) a wholly-owned subsidiary of Vectura Fertin Pharma Inc., under which Cogent will initially launch its newly-developed CBD lozenge on Aurora’s Canadian medical cannabis patient platform (the “Agreement”). The Agreement, which is expected to have an initial term of 24 months, provides for a fixed fee to Aurora on a quarterly basis for the provision of certain marketing, distribution and data collection services to Cogent for a total of $9.8 million over the term of the Agreement, and allows for Aurora to earn net revenue on a percentage basis of sales.